Mail Stop 4561

March 31, 2008

David A. Gestetner
President, Chief Executive Officer,
Secretary, and Chairman
eRoomSystem Technologies, Inc.
1072 Madison Avenue
Lakewood, NJ 08701

> **Re: eRoomSystem Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 000-31037**

Dear Mr. Gestetner:

We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Consolidated Balance Sheets

1.   We note that most of your cash and cash equivalents are invested in auction-rate securities. Generally, this classification is not appropriate because auction-rate securities have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holdings. Accordingly, these securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of SFAS 95. Please explain to us why you believe that your current balance sheet and cash flow presentations are in accordance with generally accepted accounting principles. As part of your response, provide us with your analysis regarding whether these securities should be classified as short or long-term assets. In this regard, we note that you refer to "some liquidity issues." Refer to page 44 of *Current Accounting and Disclosure Issues in the Division of Corporation Finance* at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf for further information.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

David A. Gestetner
eRoomSystem Technologies, Inc.
March 31, 2008
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief